Norton Rose Fulbright US LLP
1550 Lamar Street, Suite 2000
Houston, TX 77010-4106 United States

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April 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja Majmudar
Karina Dorin

Re:	Houston American Energy Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on March 25, 2025
File No. 001-32955
SEC Comment Letter dated April 2, 2025

Dear Ms. Majmudar and Ms. Dorin:

On behalf of Houston American Energy Corp. (“HUSA”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registrant’s above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”). This letter and Amendment No. 2 reflect the Registrant’s respectful acknowledgement and responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 2, 2025 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from Amendment No. 1.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 2.

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Ms. Majmudar and Ms. Dorin

Securities and Exchange Commission

April 4, 2025

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 25, 2025

Risk Factors, page 19

1.	We note your response to prior comment 5 states that the Share Exchange will result in a change of control, with Abundia Financial, LLC holding 84.6% of your then outstanding shares of common stock. Please disclose whether the company will be a “controlled company” and, if applicable, include risk factor disclosure discussing the effect, risks and uncertainties of being a controlled company. Please also ensure that the percentage of shares to be held by Abundia Financial, LLC is consistent throughout your proxy statement. In this regard, we note your disclosure on page 70 indicating that Abundia Financial, LLC will hold approximately 90.7% of your issued and outstanding common stock following the Share Exchange.

Response: The Registrant included disclosure regarding the combined company’s status as a “controlled company” on the cover letter and page 50 of Amendment No. 2. The Registrant has revised the Risk Factors section on page 37 of Amendment No. 2 to include disclosure regarding the combined company’s status as a “controlled company” and the effect, risks and uncertainties of being a controlled company. The Registrant has also revised the disclosure on page 74 of Amendment No. 2 to correctly indicate that Abundia Financial, LLC will hold approximately 84.6% of the issued and outstanding Common Stock following the Share Exchange.

Background to the Share Exchange and AGIG Transaction, page 45

2.	We note your disclosure that the parties agreed on an indicative valuation for AGIG of approximately $300 million. Please identify the individuals that participated in the discussions and discuss how the parties arrived at this valuation. In addition, please identify the date the indicative valuation of $300 million was agreed and explain the reasons the initial share consideration increased from AGIG receiving 86% to 95% and then ultimately 94% of your outstanding shares.

Response: The Registrant has revised the disclosure on pages 46-47 of Amendment No. 2 to provide greater detail regarding the indicative valuation of approximately $300 million for AGIG, including the individuals who participated in the discussions, how the parties arrived at the valuation, the date on which the valuation was agreed, and the adjustments to the initial share consideration for AGIG.

3.	We note your disclosure that in August 2024, Univest identified the potential for a transaction with AGIG while assisting you with your assessment of growth options and that Univest acted as placement agent in connection with your private placement with BFG, a AGIG unitholder, on November 8, 2024. We also note that on November 25, 202[4], AGIG formally engaged Univest as an advisor to provide corporate finance and strategic advice regarding the potential sale of AGIG. Disclose how your board considered any related conflicts of interest in negotiating and approving the Share Exchange Agreement and include risk factor disclosure highlighting the potential conflicts of interests involving Univest due to its role as placement agent in your November 2024 private placement, its role in your assessment of the Share Exchange and its role as AGIG’s advisor in connection with the Share Exchange. In this regard, we note that Univest will receive a fee equal to 3.5% of the aggregate transaction value, payable in shares of your common stock, upon completion of the Share Exchange.

Response: The Registrant has revised the disclosure on page 48 of Amendment No. 2 to provide further information on how the Registrant’s board of directors considered any related conflicts of interest in negotiating and approving the Share Exchange Agreement. The Registrant has also revised the Risk Factors disclosure on page 36 of Amendment No. 2 to disclose the risks associated with the potential conflicts of interests involving Univest Securities, LLC due to its role as placement agent in the Registrant’s previous private placement, its role in the Registrant’s assessment of the Share Exchange, its role as AGIG’s advisor in connection with the Share Exchange, and its compensation that is contingent on the completion of the Share Exchange.

Ms. Majmudar and Ms. Dorin

Securities and Exchange Commission

April 4, 2025

Opinion of HUSA’s Financial Advisor, page 65

4.	We note your response to our prior comment 2. Please revise to quantify any compensation paid or to be paid to Evans & Evans in connection with its role as financial advisor in connection with the Share Exchange. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response: The Registrant has revised the disclosure on page 65 of Amendment No. 2 to quantify the compensation paid to Evans & Evans in connection with its role as financial advisor in connection with the Share Exchange, as required by Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

5.	Please qualitatively and quantitatively describe all material assumptions underlying the prospective financial information. Refer to Item 1015(b)(6) of Regulation M-A.

Response: The Registrant has revised the disclosure on pages 66-69 of Amendment No. 2 to provide greater detail regarding all material assumptions underlying the prospective financial information, as required by Item 1015(b)(6) of Regulation M-A.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of HUSA’s disclosure and that the disclosure modifications in Amendment No. 2 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5557 or Lee McIntyre at (713) 651-5328.

Very Truly Yours,

By:	/s/ Brian Fenske
Brian Fenske

cc:	Robert Bailey (Houston American Energy Corp.)